UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2020

Commission File Number: 001-38954

_____________________

LINX S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Avenida Doutora Ruth Cardoso, 7,221

05425-902 São Paulo, SP

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)): ☐

LINX S.A.

Publicly-Held Company

Corporate Taxpayer’s ID (CNPJ/MF): 06.948.969/0001-75

Company Registry (NIRE): 35.300.316.584

NOTICE TO THE MARKET

LINX S.A. (B3: LINX3 e NYSE: LINX) (“Company”), leader and specialist in technologies for retail, comes to the public to inform its shareholders and the market that, within the scope of the business combination of the Company and STNE Participações S.A. (“STNE”) (“Stone Transaction”), as set forth in the Association Agreement and Other Covenants entered into by and between the Company, STNE, StoneCo and others on August 11, 2020, as amended on September 1, 2020 and October 2, 2020, the Registration Statement on Form F-4 filed by StoneCo Ltd. with the Securities and Exchange Commission in the US (“SEC”) has been declared effective by the SEC.

Additional information related to the Stone Transaction is available to shareholders at the Company's Investor Relations page (ri.linx.com.br), as well as in the websites of the Brazilian Securities and Exchange Commission - CVM (www.cvm.gov.br) and of B3 S.A. - Brasil, Bolsa, Balcão (www.b3.com.br) and at the Company's headquarters.

São Paulo, October 5, 2020.

LINX S.A.

Ramatis Rodrigues

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 5, 2020

Linx S.A.

By: /s/ Ramatis Rodrigues

Name: Ramatis Rodrigues

Title: Investor Relations Officer